SUPPLEMENT

(To Supplement dated October 4, 2005 to prospectus supplement dated September 29, 2005 to prospectus dated December 20, 2004)

$431,961,081

(Approximate)

Prime Mortgage Trust 2005-4

Issuer

Wells Fargo Bank, N. A.

Master Servicer

Structured Asset Mortgage Investments II Inc.

Depositor

Prime Mortgage Trust, Mortgage Pass-Through Certificates, Series 2005-4

The second paragraph under the caption “SUMMARY OF PROSPECTUS SUPPLEMENT — Interest Payments” on pages S-12 and S-13 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

The interest accrual period for the offered certificates, except for the Class II-A-4 Certificates and Class II-A-5 Certificates, will be the calendar month immediately preceding the calendar month in which a distribution date occurs, commencing in October 2005. The interest accrual period for the Class II-A-4 Certificates and Class II-A-5 Certificates will be the period from and including the preceding distribution date (or from September 25, 2005, in the case of the first distribution date) to and including the day prior to the current distribution date. Calculations of interest on the offered certificates will be based on a 360-day year consisting of twelve 30-day months.

The definition of “Class II-A-10 Scheduled Principal Payment Amount” under the caption “GLOSSARY” on page S-105 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Class II-A-10 Scheduled Principal Payment Amount — For any distribution date, an amount equal to the product of (x) the aggregate of the collections described in clauses (1) and (4) of the definition of Subgroup Principal Distribution Amount for the Subgroup II-1 Certificates and Subgroup II-2 Certificates and that distribution date (without application of the related Subgroup Senior Percentage) multiplied by (y) a fraction, the numerator of which is the Current Principal Amount of the Class II-A-10 Certificates immediately prior to that distribution date and the denominator of which is the sum of the Non-PO Percentages of the Scheduled Principal Balances of the Group II Loans as of the first day of the related Due Period.

The definition of “Interest Accrual Period” under the caption “GLOSSARY” on page S-115 of the prospectus supplement shall be deleted in its entirety and replaced with the following:

Interest Accrual Period — For each class of Certificates, except for the Class II-A-4 Certificates and Class II-A-5 Certificates, and for any distribution date, the one-month period preceding the month in which such distribution date occurs. For the Class II-A-4 Certificates and Class II-A-5 Certificates the period from and including the preceding distribution date (or from September 25, 2005, in the case of the first distribution date) to and including the day prior to the current distribution date. Calculations of interest on the Offered Certificates will be based on a 360-day year consisting of twelve 30-day months.

Moody’s rating for the Class II-A-3 Certificates in the table on page S-100 under the caption “RATINGS” of the prospectus supplement shall be deleted in its entirety and replaced with “Aa1”.

This supplement may be used to offer or sell the certificates offered hereby only if accompanied by the prospectus supplement and prospectus.

Until 90 days after the date of this supplement, all dealers effecting transactions in the Certificates offered hereby, whether or not participating in this distribution, may be required to deliver a supplement, prospectus supplement and prospectus. This is in addition to the obligation of dealers to deliver a supplement, prospectus supplement and prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Bear, Stearns & Co. Inc.

The date of this supplement is October 24, 2005